Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Amalgamated Gadget, L.P. (Last) (First) (Middle) 301 Commerce Street, Suite 2975 (Street) Fort Worth, Texas 76102 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 04/14/2003	4. Issuer Name and Ticker or Trading Symbol Personnel Group of America, Inc. (PRGA)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director X 10% Owner ___ Officer ___Other (give title (specify below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $0.01 par value	4,883,245 (1)	D-Amalgamated Gadget, L.P.	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

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 Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series B Convertible Participating Preferred Stock	Immediately	N/A	Common Stock	18,256,000	100:1 Conversion Ratio	D - Amalgamated Gadget, L.P.	N/A

Explanation of Responses: SEE CONTINUATION SHEET
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ William Holloway William Holloway, Authorized Signatory **Signature of Reporting Person	04/22/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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CONTINUATION SHEET TO FORM 3

Name and Address of Reporting Person:	Amalgamated Gadget, L.P. 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Issuer Name and Ticker or Trading Symbol:	Personnel Group of America, Inc. (PRGA)
Date of Event Requiring Statement:	April 14, 2003

Other Reporting Person:	Signature of Reporting Person:
Scepter Holdings, Inc. (2) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102 322: Geoffrey P. Raynor (2) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102	SCEPTER HOLDINGS, INC. By: /s/ William Holloway William Holloway, Authorized Signatory /s/ Geoffrey P. Raynor Geoffrey P. Raynor

Explanation of Responses:

(1) All securities reported herein as being owned by Amalgamated Gadget, L.P. ("Amalgamated"), were purchased by Amalgamated for and on behalf of R2 Investments, LDC ("R2"), pursuant to an Investment Management Agreement. Pursuant to such Agreement, Amalgamated has sole voting and dispositive power of such shares and R2 has no beneficial ownership of such shares. This filing shall not be deemed an admission that Amalgamated is the beneficial owner of such shares for purposes of Section 16 of the Securities Exchange Act of 1934 (the "Act").

(2) Scepter Holdings, Inc. ("Scepter") is the general partner of Amalgamated, which is the holder of the securities reported herein. Geoffrey P. Raynor ("Raynor") is the sole shareholder of Scepter. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Act, each of Scepter and Raynor is deemed to be the beneficial owner of any securities beneficially owned by Amalgamated only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of Amalgamated.